Exhibit 99.1

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel

Dear Enzymotec Ltd. Shareholders:

We cordially invite you to attend an extraordinary general meeting, or the Meeting, of shareholders of Enzymotec Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Thursday, June 26, 2014, at our offices at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel.

The Company’s formal notice of the Meeting, as published on May 20, 2014, and the Proxy Statement appearing on the following pages describe in detail the matter to be acted upon at the Meeting.

Only shareholders of record at the close of business on Tuesday, May 27, 2014 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the enclosed Notice of Extraordinary General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend at the Meeting.

May 30, 2014

Sincerely, Steve Dubin Chairman of the Board of Directors

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel
 ________________________________

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 26, 2014
________________________________

Dear Enzymotec Ltd. Shareholders:

We cordially invite you to attend an extraordinary general meeting, or the Meeting, of shareholders of Enzymotec Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Thursday, June 26, 2014, at our offices at 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel.

The Meeting is being called for the following purpose:

To approve a compensation policy for the directors and other office holders of our Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law, 5759-1999.

Our Board recommends that you vote “FOR” the above proposal, which is described in the attached Proxy Statement.

Only shareholders of record at the close of business on Tuesday, May 27, 2014 are entitled to notice of and to vote at the Meeting.

A proxy statement describing the matter to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about May 30, 2014, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on the Company’s website www.enzymotec.com on or about May 30, 2014.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of an Extraordinary General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

May 30, 2014

Sincerely, Steve Dubin Chairman of the Board of Directors

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel
+ 972 74 717 7177
______________________

PROXY STATEMENT
______________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Enzymotec Ltd., to which we refer to as Enzymotec, or the Company, to be voted at an extraordinary general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of an Extraordinary General Meeting of Shareholders. The Meeting will be held at 5:00 p.m. (Israel time) on Thursday, June 26, 2014, at our offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel.

This Proxy Statement, the attached Notice of an Extraordinary General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of Enzymotec ordinary shares, on or about May 30, 2014.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Tuesday, May 27, 2014, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purpose:

To approve a compensation policy for the directors and other office holders of our Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law, 5759-1999;

We are not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Board Recommendation

Our Board unanimously recommends that you vote FOR the above proposal.

The Proxy

Oren Bryan or Shiran Gazit, or any one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matter to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel, Attention: Shiran Gazit, or by facsimile to + 972 74 717 7001, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Subject to applicable law and the rules of The NASDAQ Stock Market, if no instructions are indicated in such proxies with respect to the proposal, the shares represented by properly executed and received proxies, will be voted “FOR” the proposal.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered by mail to the Company at its offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel, Attention: Shiran Gazit, or by facsimile to + 972 74 717 7001, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, at least forty eight (48) hours prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. If you hold shares through a bank, broker or other nominee as discussed below in more detail, you must contact that firm to revoke any prior voting instructions.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on May 27, 2014, or the Record Date, are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed "legal proxy" from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card with the proxy materials they forwarded, directing the holder of record how to vote the shares.

Quorum

On May 27, 2014, we had 22,044,357 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the record date, Tuesday, May 27, 2014, is entitled to one vote upon the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposal.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and entitled to vote thereon is necessary for the approval of the proposal. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of the proposal is subject to satisfaction of one of the following additional voting requirements:

☐
the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

☐
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. A “personal interest” of a shareholder (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

How You Can Vote

You can vote your shares in person, by attending the Meeting, or by mail, by completing, signing and mailing a proxy card or, for shares held in “street name”, by following the voting instructions provided by your broker, bank, trustee or nominee. If you hold your shares in “street name” through a broker, bank or other nominee, then you received this proxy statement from the nominee, along with the nominee’s proxy card which includes voting instructions (including voting by phone or through an Internet website) and instructions on how to change your vote. Attached is the proxy card for the Meeting that is being solicited by our Board. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than forty-eight (48) hours before the time fixed for the Meeting on June 26, 2014.  If you are a beneficial owner, to vote in person, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

How My Shares Will Be Voted if I Do Not Provide Instructions on the Proxy Card How I Want My Shares to Be Voted

If you are the record holder of your shares and do not specify on your proxy card how you want to vote your shares, your shares will be voted in favor of the proposal in accordance with the recommendation of the Board:

☐
FOR the approval of a compensation policy for the directors and other office holders of our Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law, 5759-1999.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares may not be voted by the record holder.  If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the stockholder voting on these important matters.

If you possess a personal interest in the approval of the proposal, you must contact Shiran Gazit, our General Counsel, at + 972 74 717 7177 or (Fax; +972 74 717 7001), who will advise you as to how to submit your vote for the proposal. If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares

Voting Results

The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Solicitation of Proxies

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by the Company.

Shares Outstanding

As of May 27, 2014, the Company had 22,044,357 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available on the “Investor Relations” page of our Company’s website, www.enzymotec.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on the Company’s public filings as of May 27, 2014.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Galam (3)	4,623,232	20.97%
XT Hi-Tech Investments (1992) Ltd. (4)	1,889,315	8.57%
Paulson & Co. Inc. (5)	4,177,830	18.95%
Visium Balanced Master Fund, Ltd.(6)	1,140,000	5.17%
Directors and executive officers (16 Persons) (7)	1,621,519	7.11%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 22,044,357 ordinary shares issued and outstanding as of May 27, 2014.

(3)
Consists of 3,318,856 ordinary shares held by Galam Management and Marketing Agricultural Cooperative Society Ltd. (“Galam M&M”) and 1,304,376 ordinary shares held by Galam Ltd. (“Galam Ltd.”), its wholly-owned subsidiary. The management boards of the two entities are comprised of the same people and hold voting and dispositive power over the shares held by the two entities. As such, the members of the boards may be deemed to be the beneficial owners of those shares. There are 13 members of the management boards, two of which, Imanuel (Mani) Wasserman and Yossi Peled, are also members of our board of directors. A majority of the shares of Galam M&M are held by Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd. (“Ochmanit”). Ochmanit is wholly-owned by Kibbutz Ma’anit and its members with 51% of the voting rights held by Kibbutz Ma’anit. A majority of the members of the management boards of Galam M&M and Galam Ltd. are appointed by Ochmanit, in part based on candidates nominated by a vote of the members of Kibbutz Ma’anit.  Established in 1935, Kibbutz Ma’anit is a communal society, referred to in Hebrew as a “kibbutz,” with approximately 180 members located near Pardes-Hanna between Tel Aviv and Haifa. The Kibbutz is engaged in a number of economic activities, including agriculture and industrial operations, and holds its assets on a communal basis. No members of Kibbutz Ma’anit are employed by us. The address of this shareholder is Kibbutz Maanit, Menashe, 3785500, Israel.

(4)
Consists of 1,889,315 shares held by XT Hi-Tech Investments (1992) Ltd. (formerly Ofer Hi-Tech Investments Ltd.). Mr. Doppelt, the Vice-Chairman of our Board of Directors, is the Chief Executive Officer of XT Investments Ltd. XT Hi-Tech Investments (1992) Ltd. is an indirect wholly-owned subsidiary of XT Investments Ltd., which is a direct wholly-owned subsidiary of XT Holdings Ltd. (formerly Ofer Holdings Group Ltd.), of which Orona Investments Ltd., or Orona, and Lynav Holdings Ltd., or Lynav, are each the direct owners of one-half of the outstanding ordinary shares. Udi Angel indirectly controls Orona.  Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., or CIBC, as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech Investments (1992) Ltd. and has a casting vote with respect to various decisions taken by the board, including voting and disposition over our shares. As such, he may be deemed to have beneficial ownership over our shares held by XT Hi-Tech Investments (1992) Ltd. The address of this shareholder is 9 Andre Saharov Street, P.O. Box 15090, Haifa 31905, Israel.

(5)
Based on the Schedule 13G/A filed by Paulson & Co. Inc. on March 10, 2014, includes 4,177,830 ordinary shares held by Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisors Act of 1940.  In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over our shares that are owned by various onshore and offshore investment funds (the "Funds").  All securities reported above are owned by the Funds.

(6)
Based on the Schedule 13G filed by Visium Balanced Master Fund, Ltd. on March 10, 2014, includes 1,140,000 ordinary shares held by Visium Balanced Master Fund, Ltd., a Cayman Islands corporation (“VBMF”). Visium Asset Management, LP, a Delaware limited partnership (“VAM”) is an investment manager of the pooled assets of VBMF and as such may be deemed to beneficially own the ordinary shares held by VBMF.  JG Asset, LLC, a Delaware limited liability company (“JG Asset”) is the General Partner of VAM and as such may be deemed to beneficially own the ordinary shares beneficially owned by VAM.  Jacob Gottlieb is the Managing Member of JG Assets and as such may be deemed to beneficially own the ordinary shares beneficially owned by JG Assets.

(7)
Consists of (i) 857,655 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 763,864 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors vesting within 60 days of May 27, 2014.

THE PROPOSAL

APPROVAL OF OUR COMPENSATION POLICY

Background

Pursuant to the Israeli Companies Law 5759-1999, or the Companies Law, every public Israeli company is required to adopt a compensation policy that sets forth guidelines for the compensation of office holders (as defined in the Companies Law).

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders of a company, including exculpation, insurance, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of a company’s objectives, a company’s business and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, a company’s risk management, size and the nature of its operations. The Companies Law describes what factors have to be considered by, and what principles must be included in, a compensation policy.

Under  the Companies Law the compensation committee of a company’s Board of Directors is responsible for (a) recommending the Compensation Policy to the Board of Directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the Compensation Policy and to the compensation of a Company’s office holders as well as functions previously fulfilled by the audit committee of the Board of Directors with respect to approval of the terms of engagement of office holders. In light of these requirements, our Board of Directors has appointed a compensation committee, and that committee has recommended, and our Board of Directors has approved, a Compensation Policy for the office holders of our Company, in the form attached as Appendix A to this Proxy Statement, that covers the matters described in the Companies Law and the regulations promulgated thereunder and that is aimed at balancing between short-term and long-term incentives to the office holders of our Company.

If the Compensation Policy is not approved by the shareholders, our Board of Directors may nonetheless approve the Compensation Policy, provided that the compensation committee and the Board of Directors determine, after additional discussions concerning the Compensation Policy and for specified reasons, that the approval of the Compensation Policy is beneficial to our Company.

We recommend that our shareholders refer to the Compensation Policy, which is attached as Appendix A to this Proxy Statement.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the Compensation Policy for the office holders of Enzymotec Ltd. attached as Appendix A to the Proxy Statement, dated May 30, 2014, as approved by the Board of Directors of Enzymotec Ltd. following the recommendation of its compensation committee, be, and hereby is, approved by the shareholders of the Company.”

Required Vote

As described above (under “Vote Required for Approval of the Proposal”), the approval of the Compensation Policy for office holders requires the affirmative vote of the holders of the majority of the voting power present in person or by proxy and entitled to vote with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority include at least a majority of the voting power of the non-controlling shareholders who do not have a personal interest in the approval of the proposal that are present in person or by proxy and who vote on the proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed two percent (2%) of all of the voting power in our Company.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a personal interest in approval of this proposal.  Since it is highly unlikely that any of our shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to the approval of the compensation policy. If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should contact our General Counsel at +972 74 717 7177 or (Fax at +972 74 717 7001), who will advise you as to how to submit your vote for this proposal. If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a personal interest in the approval of this proposal, you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Board Recommendation

Our Board of Directors unanimously recommends that you vote FOR the resolution under the Proposal.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of an Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

ADDITIONAL INFORMATION

 The Company’s Registration Statement, filed on Form F-1 with the SEC on March 3, 2014 and the Company’s Annual Report on Form 20-F with the SEC on February 13, 2014 (as amended on February 18, 2014), are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.enzymotec.com.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules
Migdal Ha’Emek, Israel May 30, 2014	By order of the Board of Directors: Steve Dubin, Chairman of the Board of Directors

Appendix A

________________________________ ENZYMOTEC LTD.
2014 COMPENSATION POLICY ________________________________

Unless otherwise defined, terms used herein shall have the meaning ascribed to them in Section 2 hereof.

1.             Purpose.  This 2014 Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of Enzymotec Ltd. (the "Company") with respect to the determination of Terms of Office and Engagement of Office Holders (as such term is defined in the Companies Law), if and to the extent such determination is required by the Companies Law to be made pursuant to the Compensation Policy.

2.	Definitions; Construction.

2.1.              “Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.              “Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.              “Board” means the Board of Directors of the Company.

2.4.              “Committee” means the Compensation Committee within the meaning of the Companies Law.

2.5.              “Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.6.              “Director” means any member of the Board of Directors of the Company;

2.7.               “Executive” means any Office Holder including a Director in any capacity other than as a Director.

2.8.              “Office Holders” means as set forth in the Companies Law, regardless of whether such Office Holder is employed by the Company or an Affiliate thereof.

2.9.              “Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.10.              “Terms of Office and Engagement” means as defined in the Companies Law.

2.11.              Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that it as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

2.12.              Nothing in this Policy shall confer upon any person, including, any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Office Holder. The Terms of Office and Engagement of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates, in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Office Holder, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.13.              To the extent that an Office Holder's engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Office Holder, on the other hand, then this Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Office Holder personally. To the extent that an Office Holder's engagement or service (including, a Director in his capacity as such or in other capacities) is not through employment relations with the Company or any Affiliate thereof then this Policy shall apply, mutatis mutandis.

2.14.              This Policy shall not apply, and shall have no effect with respect to or derogate from, any Terms of Office and Engagement of any Office Holder which are in effect prior to the date of adoption of this Policy.

2.15.              To the extent that after the date this Policy is approved in accordance with the Companies Law there is a relief in the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary.

3.	Administration.

3.1.               To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

3.2.                Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board's powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

      3.2.1.           to interpret the Policy;

      3.2.2.           prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

      3.2.3.           any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.            General Considerations.

This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including, those listed below. The Company believes that in order to attract and retain competent and skilled Office Holders that would support the efforts to create shareholder value, the levels of Terms of Office and Engagement should generally be within a range of between average and above average levels in comparables companies. The Terms of Office and Engagement should reflect the notion that Executives serving in roles having responsibility over global operations should be considered in relation to comparable global roles while Executives serving in particular localities should be considered in relation to comparable roles in such localities. In certain circumstances, in order to attract unique talents that are considered by the Company as such, the Terms of Office and Engagement may exceed the above levels.

4.1.              Promoting the Company’s objectives, its business plan and its long-term strategy. The Company believes that attracting and retaining Office Holders that have appropriate qualifications is one of the key elements to the Company's success. In order to attract and retain Office Holders that possess skills, experience, professional capabilities and motivation that would support the Company's efforts to increase shareholder value, the Terms of Office and Engagement under which such Office Holders are retained should be competitive, should reflect the anticipated contribution of such Office Holders to the Company and its business, should reflect the scope of authority and responsibilities of the Office Holder and should create adequate incentives for such Office Holders to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.2.              Creating appropriate incentives to the Company’s Office Holders, considering, among other factors, the Company’s risk management policy. In this respect, the Company will strive to create balanced compensation arrangements under which an Office Holder will be, on the one hand, motivated to contribute to the achievement of corporate targets by creating a link between performance and compensation, and, on the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management. In addition, the Company believes that the Terms of Office and Engagement should reflect a balance between short term and long term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Moreover, the Company believes that the Terms of Office and Engagement of each Office Holder are both a reflection of the Company's general policies and the individual circumstances relating to the retention of such Office Holder, and therefore, there may be variations between the Terms of Office and Engagement of different Office Holders.

4.3.              The size of the Company and the nature of its operations. The Company is involved in various businesses, products lines, technologies, geographic regions and target markets. In addition, the Company operates in an environment and markets that are dynamic and are continuously in flux offering multiple and different challenges.  Accordingly, in connection with the determination of the Terms of Office and Engagement of each Office Holder, appropriate attention should be given to the particular circumstances and challenges of such Office Holder.

4.4.              The Terms of Office and Engagement of an Office Holder should be determined after consideration is given to the terms offered to comparables Office Holders in comparable companies, to the extent such information is readily available, with a view to the Company's ability to offer competitive terms and retain competent and capable Office Holders.

4.5.              The Terms of Office and Engagement of an Office Holder may include a combination of various components, such as: salary and auxiliary payments and benefits, bonuses, equity or equity-linked awards, expense reimbursement, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law. In each instance, it shall be considered which components are appropriate, and not necessarily all of the above mentioned components need be included.

5.            Specific Considerations in the determination of Terms of Office and Engagement.  With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of an Office Holder shall be predominantly based on general considerations set forth in Section 5.1 below, the individual’s contribution to achieving corporate objectives set forth in Section 5.2 below and the level of achievement of individual objectives set forth in Section 5.3 below.

5.1.              General Considerations

    5.1.1           The education, skills, expertise, professional experience, references, reputation and achievements of the Office Holder;

    5.1.2           If applicable, the experience, references, reviews, achievements and sustained performance of the Office Holder over time within the Company and its Affiliates;

    5.1.3           The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

    5.1.4           The job function, organizational level, position and areas of and scope of responsibility and authority of the Office Holder;

    5.1.5           The obligations, roles and objectives imposed on such Office Holder under Applicable Law;

    5.1.6           Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

    5.1.7           The then current and prospective condition of the Company's business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

    5.1.8           Geographical location and region of activity, and the then common employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction;

    5.1.9           The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

    5.1.10           The employment or compensation practices of comparable companies.  The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters;

    5.1.11           Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

    5.1.12           The ratio between the Terms of Office and Engagement of the Office Holder and the salary (as defined in the Companies Law), and specifically the average and median salary (as defined in the Companies Law) of other employees of the Company, including for purposes of this section those engaged through manpower companies, and the effect of such differences on the employment environment in the Company;

    5.1.13           If the Terms of Office and Engagement include variable components, the inclusion of provisions reducing variable components, at the Board’s discretion, and setting a limit to the value of an equity variable component upon its exercise;

    5.1.14           If the Terms of Office and Engagement include termination grants, the term of office or engagement of the Office Holder, the Office Holder’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its profits, and the circumstances of termination;

    5.1.15           Accounting and tax considerations and implications, including, the total cost or value of the compensation (or any component thereof) to the Company, the manner in which such compensation shall be recorded in the Company’s financial statements, impact on cash flow and any applicable requirement to obtain approvals from any tax or other regulatory authority;

    5.1.16           In relevant cases, the impact, if any, of the fact that the engagement of the Office Holder is effected pursuant to an agreement between the Company or its Affiliate, on the one hand, and an Affiliate of the Office Holder, on the other hand;

    5.1.17           If the Terms of Office and Engagement include equity or equity-linked components, the value thereof, the anticipated incentive associated with such components and any dilution resulting from the issuance of the securities; and

    5.1.18           Such other considerations as are deemed relevant or applicable in the circumstances.

5.2.              Corporate Achievement. General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals.

5.3.              Individual Achievement. The specific goals or targets defined for the Executive or for which such Executive is recruited or retained and incentivizing the Office Holder to reach and achieve these goals.

The relevancy and applicability of the foregoing considerations shall be weighed in each particular instance, taking into account that the Company is operating in various jurisdictions, has a number of product lines and different operating business segments, each of which may differ significantly in its employment practices.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from external advisors and consultants for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

6.             Components of Terms of Office and Engagement of an Executive. The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components. In each instance, a consideration shall be made as to which components are appropriate and their respective weight.

6.1              Salary and additional or related Benefits.

   6.1.1           The Terms of Office and Engagement of an Executive may include a mechanism for salary updates and currency conversion calculations.

   6.1.2           Additional or related benefits may include the following:

(a)	Pension

(b)	Education fund

(c)	Severance pay

(d)	Managers insurance

(e)	Medical and life insurance

(f)	Disability insurance

(g)	Periodic medical examination

(h)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance

(i)	Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof

(j)	Paid vacation, including, if applicable, the redemption thereof

(k)	Sick days

(l)	Holiday and special occasion gifts

(m)	Recuperation pay

(n)	Expense reimbursement

(o)	Payments of relocation related costs

(p)	Exculpation and indemnification

(q)
General directors’ and officers' liability insurance, including renewals thereof, with coverage substantially similar to the coverage in effect on the date of approval of this Policy, or as may be increased from time to time to reflect the circumstances at the time (including the Company's activities, size and status, markets at which its shares are traded etc.) and at premiums that are substantially similar to the premiums in effect on the date of approval of this Policy, or as may be increased from time to time to reflect the foregoing circumstances (provided that the annual increase in premiums shall be up to 30% per year)

(r)
Directors’ and officers' liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as "run-off" coverage in connection with a change in control

(s)	Advance notice of termination, not exceeding the higher of the period required by Applicable Law or 12 months

(t)	Adjustment period following termination not exceeding 12 months

(u)	Termination and severance payments, not exceeding 12 months’ salary (in addition to any mandatory severance payments under Applicable Law)

(v)
Non-solicitation and/or non-compete undertakings for a period of time after termination, and payment in consideration for such undertaking not exceeding the total amount of compensation (including benefits) that would have been payable to the Office Holder had it continued to be employed during the non solicitation or non compete period

(w)	Change-of-control provisions

(x)	Advances

(y)	Other benefits generally provided to Company employees (or any applicable Affiliate or division)

(z)	Other benefits or entitlements mandated by Applicable Law

(aa)	Other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction.

Any of the above benefits may be within the requirement mandated by Applicable Law or in excess thereof. Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

Unless otherwise determined by the Committee, at its discretion on a case by case basis, the Terms of Office and Engagement of an Office Holder pursuant to subsections (s), (t), (u) and (v) shall not exceed the higher of the period required by Applicable Law or 12 months (or the value of total compensation plus benefits during such period), in the aggregate, under all of the aforementioned subsections (in addition to any mandatory payment or period under Applicable Law).

6.2              Bonuses

   6.2.1           Bonuses may include annual bonuses and other bonus.

   6.2.2           With respect to each year, an Executive Management Bonus Plan (the “Bonus Plan”) shall be prepared, containing a set of objectives for the Executives based on the Company’s performance on a long-term basis and pursuant to measurable criteria. The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable Executives. To the extent applicable, the Bonus Plan shall be revisited during the annual period to account for recruitments and promotions during such year.

   6.2.3           The Terms of Office and Engagement of an Executive may include other bonuses (“Special Bonuses”).  Such Other Bonuses shall be based on the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals or the occurrence of specific events (such as public offerings, acquisitions or specific projects), and may include retention and signing bonuses.

   6.2.4           The criteria and the method of measuring the criteria underlying the bonuses may differ from period to period and from one Executive to another.

   6.2.5           The terms of each bonus shall apply specific weight to each criterion (if included in such bonus) in determining the resulting bonus payments based on actual achievement or occurrence against such criteria.

   6.2.6           Notwithstanding anything to the contrary, to the extent permitted by the Companies Law, bonuses to an Executive (other than the CEO) may be determined by the CEO, in whole or in part, on the basis of criteria which is not measurable, but taking into account the contribution of the Executive to the Company and its Affiliates.

   6.2.7           The bonus opportunity of each Executive may include corporate, strategic and financial objectives, as well as leadership and management measures relating to the Executive’s business unit, department or individually, including: (i) contribution to the management and corporate values, vision and mission; (ii) ability to hire, manage and motivate personnel in support of Company’s objectives; and (iii) management of functions and responsibilities within set financial budgets and forecasts. The terms of the bonus may determine the impact of one-time events and those which are not under the control of management of the Company. The terms of the bonus may refer to circumstance and the effect of partial employment throughout the relevant period on the bonus entitlement.

   6.2.8           The Terms of Office and Engagement of an Executive may include that a non-material portion of the bonus may be granted on the basis of criteria that is non-measurable considering the contribution of the Executive to the Company.

   6.2.9           The bonus payable to an Executive pursuant to the Bonus Plan for a certain year shall be up to ten (10) months’ of such Executive’s salary for the specific year.

   6.2.10         The Special Bonus payable to an Executive shall be up to four (4) months’ of such Executive’s salary for the specific year.

   6.2.11         Notwithstanding the above, under special circumstances and after reconsidering the terms of this Policy, the bonus payable to an Executive pursuant to the Bonus Plan or Special Bonus for a certain year or event may exceed the ratios set forth above, if so resolved by the Committee and the Board to be in the interest of the Company.

   6.2.12         Examples of measurable criteria (which may be determined on a Company-wide or divisional basis) that may be considered include:

(a)	Financial results (whether GAAP or non-GAAP);

(b)	Sales and marketing objectives;

(c)	Productivity indices and growth in the volume of activity;

(d)	Cost savings;

(e)	Efficiency metrics;

(f)	Execution of projects;

(g)	Internal and external customer satisfaction;

(h)	Promotion of strategic targets;

(i)	Promotion of innovation;

(j)	Employee evaluation surveys;

(k)	Regulatory and legal targets;

(l)	Success in raising capital;

(m)	Attainment of milestones;

(n)	Meeting the Company’s budget; and

(o)	Compliance with corporate governance rules.

   6.2.13         Examples of non-measurable criteria that may be considered include:

(a)	Contribution to the Company’ business, profitability and stability;

(b)	The need to retain an Executive with skills, know-how or unique expertise;

(c)	The responsibility imposed on an Executive;

(d)	Changes that occurred in the responsibility imposed on an Executive during the year;

(e)	Performance satisfaction, including assessing the degree of involvement of an Executive and devotion of efforts in the performance of the Executive’s duties);

(f)	Assessment of an Executive’s ability to work in coordination and cooperation with other employees; and

(g)	Contribution to an appropriate control environment and ethical environment.

6.3              Equity Awards.

   6.3.1           Equity awards will be made in the forms prescribed by the Company’s 2013 Omnibus Equity Incentive Plan, as amended, and under such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). These include: options to purchase Ordinary Shares of the Company, restricted stock units, restricted shares, performance based awards and any other type of equity compensation that is based on the Company's securities; and may be granted under applicable tax regimes.

   6.3.2           Equity awards will be subject to a vesting period (or reverse-vesting, as applicable) of no less than one (1) year (including periodic vesting dates during such period), or as set forth in the Equity Plans and the grant agreement executed with the Executive pursuant thereto. Such minimum vesting or holding period is an appropriate incentive, on a long-term basis. However, as set forth in the Equity Plans, the Equity Plan administrator shall have the authority to determine the specific vesting schedule, including partial or full acceleration of vesting of equity awards in certain events, including termination events or change in control, as the Equity Plan administrator deems appropriate, as well as other adjustments, modifications and changes to the terms of the equity awards, as permitted under the terms of the Equity Plans.

   6.3.3           With respect to equity awards not settled for cash, the maximum value on the date of grant for each equity award shall be as follows:

         6.3.3.1              with respect to an equity award that include an exercise price equal to or higher than fair market value (as determined at such time by the Committee and/or the Board, in their discretion) – the total amount of such equity award shall not exceed 1.0% of the issued and outstanding share capital of the Company at the time of grant, provided that notwithstanding Section 6.3.2, no more than 0.25% of the issued and outstanding capital of the Company may vest in favor of any one awardee (whether under one or more awards) in any one particular year (other than pursuant to acceleration for special events as may be included in the agreement pursuant to which any such award shall be made); and

6.3.3.2    with respect to an equity award that does not include an exercise price or includes an exercise price lower than fair market value (as determined at such time by the Committee and/or the Board in their discretion) – the total value of such equity award, as determined by the Committee and/or the Board with the advice of an advisor whose identity is approved by the Committee and/or the Board, shall not exceed the maximum value that would have been attributed to such award had it been considered under Section 6.3.3.1.

   6.3.4           In the event that equity awards granted to groups of employees of the Company and/or its Affiliates are subject to a re-pricing or other amendment of terms that is applied to the entire group of such employees, then such re-pricing or other amendment may be applied also to Office Holders that constitute part of the same group.

   6.3.5           The Company may approve to continue the vesting and/or the exercise eligibility of an Office Holder’s equity awards after termination of such Office Holder’s service or engagement, in excess of the provisions of the Equity Plans (including, during transition or adjustment periods or thereafter).

7.             Components of Terms of Office and Engagement of a Director.  The Terms of Office and Engagement of a Director may include a combination of all or any part of the following components. In each instance, a consideration shall be made as to which components are appropriate and their respective weight.

The Terms of Office and Engagement of an External Director (as defined in the Companies Law) shall also be subject to the Companies Law, and may be determined as permitted by the Companies Law and the applicable regulations promulgated thereunder.

7.1              Fees and benefits.

   7.1.1           Periodic fees. Fees payable with respect to a period of service, typically annual fee. The terms of the periodic fees may refer to circumstance and the effect of partial service throughout the relevant period on the fee entitlement.

   7.1.2           Per meeting fees. A fee payable for each meeting of the Board and/or any committee thereof, whether participation was in person, through a telephone or through a written consent;

   7.1.3           Reimbursement of expenses, including travel, stay and lodging;

   7.1.4           Leased car, company car or the value of the use thereof; as well as bearing the cost of related expenses (or reimbursement thereof);

   7.1.5           Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof;

   7.1.6           Insurance, exculpation and indemnification;

   7.1.7           Other benefits generally provided to Company employees (or any applicable Affiliate or division);

   7.1.8           Other compensation, benefits or entitlements mandated by Applicable Law; and

   7.1.9           Other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction.

7.2              Equity Awards.

   7.2.1           The provisions of Sections 6.3.1, 6.3.2 and 6.3.4 shall apply to awards of equity grants to Directors.

   7.2.2           With respect to equity awards to Directors not settled for cash, the maximum value on the date of grant for each equity award shall be as follows:

        7.2.2.1            with respect to an equity award that includes an exercise price equal to or higher than fair market value (as determined at such time by the Committee and the Board in their discretion) – the total amount of such equity award shall not exceed 1.0% of the issued and outstanding share capital of the Company at the time of grant, provided that no more than 0.25% of the issued and outstanding capital of the Company may vest in favor of any one awardee (whether under one or more awards) in any one particular year (other than pursuant to acceleration for special events as may be included in the agreement pursuant to which any such award shall be made).

        7.2.2.2            with respect to an equity award that does not include an exercise price or includes an exercise price lower than fair market value (as determined at such time by the Committee and the Board in their discretion) – the total value of such equity award, as determined by the Committee and the Board with the advice of a financial advisor whose identity is approved by the Committee and the Board, shall not exceed the maximum value that would have been attributed to such award had it been considered under Section 7.2.2.1.

8.             Recoupment. The Terms of Office and Engagement of an Office Holder shall include provisions that require an Office Holder to repay to the Company amounts paid to such Officer Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpired to be incorrect and were restated in the Company’s financial statements. The Compensation Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Office Holder was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time to be set forth in the Terms of Office and Engagement of an Office Holder, being no less than two years from the date on which the original payments was due to be made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments, (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case. Nothing in this Section 8 shall derogate or limit from any other or similar provisions imposed on an Office Holder by Applicable Law, including, securities laws.

9.	Effectiveness; Term.

9.1              The Policy shall take effect upon its approval in accordance with the Companies Law.

9.2              The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time as the Company as the determination of Terms of Office and Engagement of Office Holders is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation of the foregoing, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Office Holders with respect to the period after the Company ceasing to be a Public Company.

10.	Non-Exclusivity of this Policy.

10.1              Neither the adoption of this Policy nor the submission of this Policy to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other Policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

10.2              The Terms of Office and Engagement of an Office Holder may contain such other terms and conditions not inconsistent with this Policy (to the extent required by the Companies Law).

11.           Governing Law. The Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor Laws in any specific jurisdiction, which shall be governed by the respective Laws of such jurisdiction. Certain definitions, which refer to Laws other than the Laws of such jurisdiction, shall be construed in accordance with such other Laws.

12 .          Severability. If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.  In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the applicable law as it shall then appear.